UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO.2)*

Raptor Networks Technology, Inc.

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382A107

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Master Investmetns Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,748,195

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,748,195

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,748,195

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sandell Asset Management Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,748,195

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,748,195

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,748,195

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg International Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,748,195

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,748,195

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,748,195

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg International Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,748,195

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,748,195

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,748,195

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas E. Sandell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,748,195

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,748,195

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,748,195

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of common stock (“Common Stock”) of Raptor Networks Technology, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2008 and amends and supplements the Schedule 13G filed on June 11, 2007, as previously amended (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”): Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”), Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”), Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”), Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”), and Thomas E. Sandell, a citizen of Sweden (“Sandell”).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, due to the Ownership Limitation (as defined below), each of the Reporting Persons may be deemed the beneficial owner of 7,748,195 shares of Common Stock through securities held by Castlerigg Master Investments.

Notwithstanding the above, as of the date of this filing, Castlerigg Master Investments owns (i) notes issued by the Issuer (“Notes”) convertible into 9,522,774 shares of Common Stock and (ii) warrants issued by the Issuer (“Warrants”) exercisable for 48,330,183 shares of Common Stock (all Notes and Warrants described above shall collectively be referred to herein as the “Convertible Securities”).

However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Convertible Securities are convertible or exercisable, as applicable, are limited pursuant to the terms of the Convertible Securities to that number of shares of Common Stock which would result in Castlerigg Master Investments having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”). The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise of the Convertible Securities if such conversion or exercise would cause Castlerigg Master Investments’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).

(b)	Percent of Class:

The calculations in this Schedule 13G are based on the 69,811,316 shares of Common Stock outstanding as of November 13, 2008 as reported in the Issuer’s Form 10-Q for the period ending September 30, 2008 filed on November 14, 2008. Therefore, based on the Company’s outstanding shares of Common Stock, the Convertible Securities and subject to the Ownership Limitation, each of the Reporting Persons may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company through the securities held by Castlerigg Master Investments.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC and Mr. Sandell have the shared power to vote or direct the vote of 7,748,195 shares of Common Stock held by Castlerigg Master Investments.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 7,748,195 shares of Common Stock held by Castlerigg Master Investments.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 17, 2009

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp.
As Investment Manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp.
As Investment Manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell